Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 5, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1768
         Income & Treasury Limited Duration Portfolio of Funds, Series
                     56 File Nos. 333-224568 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1768, filed on May 1, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 56 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks and Understanding Your Investment -- Investment Risks

       1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds and senior loans, among other assets. Please provide the risks of investing in mortgage-backed bonds and senior loans.

       Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in closed-end funds that invest primarily in mortgage-backed securities, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than anticipated. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

       If the Trust invests in closed-end funds that invest primarily in mortgage-backed securities, the following disclosure will be included in the "Investment Risks" section:

             Mortgage-backed securities risk. Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

       If the Trust invests significantly in closed-end funds that invest primarily in senior loans, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund. Although senior loans in which the Closed-End Funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled principal or interest or that such collateral could be readily liquidated.

             Senior loans in which the Closed-End Funds invest:

             -- generally are of below investment-grade credit or "junk" quality;

             --     may be unrated at the time of investment;

             -- may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

             -- generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission; and

             --     generally are not listed on any securities exchange.

             In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

       If the Trust invests in closed-end funds that invest primarily in senior loans, the following disclosure will be included in the "Investment Risks" section:

             Senior loan risk. Certain Closed-End Funds held by your trust invest in senior loans. Senior loans in which the Closed-End Funds invest:

             o generally are of below investment-grade or "junk" credit quality;

             o      may be unrated at the time of investment;

             o may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;

             o generally are not registered with the SEC or any state securities commission; and

             o      generally are not listed on any securities exchange.

             The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

             No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust's net asset value.

             If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

             Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

       We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren